SECURITIES  EXCHANGE  COMMISSION
                            Washington,  D. C. 20549

                                    FORM 14f

     NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT MEETING

       Pursuant to Section 14 (f) of the Securities Exchange Act of 1934

Date of Designation : 10 days after the date of filing of this Notice and transmittal thereof to the Registrants shareholders.

                       Commission  File  number: 0-19064

                                 NEMDACO, INC.
            (Exact name of registrant as specified in its charter)

   Colorado                                     84-1027731
(State or Other Jurisdiction                   (I.R.S.Employer
of incorporation or organization)               Identification Number)

                    9 Buckskin Road, Bell Canyon, CA  91307
               (Address of principal Executive Offices, Zip Code)

       Registrants telephone number, including area code: (818) 884-4770

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Shares Outstanding

As of April 28, 1998, there were 11,675,818 voting shares of the Registrants $.01 par value common stock outstanding, its only class of voting securities, each share entitling the holder thereof to one vote.

Security Ownership of Certain Beneficial Owners and Management

As of May 18, 1998 the following persons were known by the Registrant to own or control beneficially more than five percent of the outstanding $.001 par value common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrants outstanding voting stock owned by its officers and directors and by persons designated to become directors.

Name and Address of      Number of Shares Owned
Beneficial Owner         Beneficially and of Record         Percent of Class
------------------
William D. Dane              0            0                               0%*

Stanley Schulman         9,000        9,000               .0008%      .0002%*

Al-Pal, Inc. Minority
Shareholders as a Group,
consisting of 26
shareholders                 0    2,472,374*                  0        6.74%*

Euro Capital
Services Limited             0    2,500,000*                  0        6.82%*

STES Quadra Limited          0    2,500,000*                  0        6.82%*

Janet J.  Cipollo  ( 1 )     0   16,835,359*                  0       45.9%*

Randall D. Uselman  ( 1 )    0      673,311*                  0        1.84%*

Robert L.  Andes ( 1 )       0      750,000*                  0        2.04%*

* Post Transaction (after completion of AL-Pal inc., Acquisition described herein below)

 ( 1 )  Director Designee

Changes in Control of Registrant:

 On May 12, 1998 the Board of Directors of the Company approved the Asset Purchase Agreement dated April 17, 1998, between the Company and Al-Pal, Inc., a Georgia Corporation to acquire all of Al-Pals assets and liabilities for 20,000,000 million shares of the Companys common stock which consisted of 63.14% of the then outstanding common stock.

 Upon the effectiveness of the appointment of Janet J. Cipollo, and Messrs. Randall Uselman and Robert L. Andes as Directors of the Company the Registrant will apply to the State of Colorado to have its authorized capital stock increased from 12,000,000 common voting shares to 100,000,000 million common voting shares. This increase in authorized capital shares is required by the Registrant to complete the proposed transaction with Al-Pal of Georgia, Inc.

 16,835,359, 45.9% of the common voting shares of the Registrant to be issued upon the effectiveness of the appointment of Janet J. Cipollo, and Messrs. Randall Uselman and Robert L. Andes as Directors of the Company, will be beneficially owned by Andrew Cipollo and Janet J. Cipollo.

 The Al-Pal transaction will result in the issuance of 25,000,000 shares (68.16%) of the registrants common voting stock.

                        DIRECTORS AND EXECUTIVE OFFICERS

The current Directors and Executive officers of the Registrant are:

              Stanley Schulman   Director President and Secretary
              William D. Dane    Director

Adverse Interests and Legal proceedings

Adverse interests

 No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant , nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant.

Legal Proceedings

 (a) Pending non-governmental legal proceedings:

 None

 (b)Pending governmental legal proceedings:

 In the matter of Nemdaco, Inc.,    File No. HO-3305

 The Securities and Exchange Commission (SEC) pursuant to an SEC formal order of investigation has commenced an inquiry into, among other things, whether or not the Company and others, directly or indirectly, in the connection with the offer, purchase or sale of securities for the Company, may have employed devices, schemes and artifices to defraud and/or may have engaged in acts, practices, or courses of business which operate as a fraud regarding the business activities and prospects of the Company. it is managements opinion that the investigation is without merit and expect to resolve the inquiry informally.

  Management

 Identification of Directors to be appointed without shareholder meeting

 Upon consummation of the Al-Pal of Georgia transaction, but in no event sooner then ten days after the filing of this Form and Notice to shareholders Stanley Schulman one of the present Officers and Director of the Company will resign effective upon consummation of the transaction.

The persons nominated to be directors of the Registrant and their ages are:

 Name                            Age
 Janet J. Cipollo                 52
 Randall Uselman                  47
 Robert L. Andes                  68

 There is at this time no formal arrangement for the appointment of persons as the Registrant following the appointment of the above individuals as directors of the Registrant. Janet J. Cipollo has been appointed as president and Secretary Treasure effective June 1, 1998.


 Business Experience

 The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

 Janet J. Cipollo has been the President of Empire Holdings Corporation since 1990. From 1988 to the end of 1990 she was the President of Opticon, Inc., a consulting and marketing firm based in falls Church, VA and Las Vages , NV. From 1980 to 1988 Ms. Cipollo was President of Opti-Lab a wholesale supplier of products to Optical Businesses in Nevada and Southern California. Ms. Cipollo is an accredited speaker for the Opticians Association of America, the American Optometric Association, and the Guild of Prescription Opticians. She has received numerous awards and credits in the field of Optometry.

 Randall D. Uselman started and has been the President of J R Dean Company from April 1996. In 1978 he Co- founded and was President of Uselman Construction Co., Inc. he sold his interest in Uselman Construction Co 1996. Mr. Uselman was Vice President and a Member of the Board of Directors of Absolute Filter, Inc. from 1989 through 1997. Mr. Uselman attended Ricks Collage, Rexburg Idaho and the University of Colorado at Bolder, Colorado, He graduated from Brigham Young University in 1977 with a B.A. in communications.

 Robert L. Andes has a background in Energy, Insurance, Banking and Real Estate Development. Mr. Andes was a member of the Board of Western Bank from 1979 to 1982 when he resigned to become the majority shareholder and Chairman of San Juan Bank until it was merged with First national Bank of Farmington, NM, in 1988. Mr. Andes was Chairman of the Board and Majority shareholder of Western States Insurance Company which he sold to - 4 - Four Corners Insurance in 1986. His Background in the Energy business includes the ownership and operation of Shiprock Transport from 1985 to 1997 when he sold the Company to M&R Trucking. Among his real estate ventures Mr. Andes was the Joint Venture Partner in the acquisition of the Montgomery plaza Mall, Albuquerque NM with Tramel Crow Associates. He has built and developed numerous large properties in the Southwestern United States.

 No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding.


 Transactions with Management and Others

 There were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct Or indirect material interest except as set forth below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.

 Al-Pal of Georgia, Inc., 20,000,000* shares are to be issued for all of Al-Pals assets and Liabilities. 16,835,359, 45.9% of the common voting shares of the Registrant to be issued upon the effectiveness of the appointment of Janet J. Cipollo, and Messrs. Randall Uselman and Robert L. Andes as Directors of the Company, will be beneficially owned by Andrew Cipollo and Janet J. Cipollo.

 Euro Capital Services Limited, 2,500,000* for services rendered the company in its efforts to acquire the SS Vancouver.

 STES Quadra Limited, 2,500,000* for services rendered the company in its efforts to acquire the SS Quadra.

 * To be issued upon completion of the Al-Pal transaction.

Shares will be issued to the following shareholders who will own 5% or more of total shares on consummation of the Al-Pal of Georgia transaction, which is to be completed upon appointment of Janet J. Cipollo, and Messrs. Randall Uselman and Robert L. Andes as directors.

                  Name                             No. of Shares

 Al-Pal of Georgia, Inc.                            20,000,000
 Euro Capital Services Limited                       2,500,000
 STES Quadra Limited                                 2,500,000

Committees of the Board of Directors

The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing Similar functions, nor does it propose to have the same following the appointment of the new directors.

Meetings of the Board of Directors

There were irregular meetings of the Registrant's Board of Directors during the current fiscal year, or during the past fiscal year, as necessary for the reorganization and restructuring to facilitate an acquisition.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

During the Registrant's past fiscal year, and the current fiscal year, no executive officer of the Registrant received cash compensation other than reimbursement for expenses incurred on behalf of the Registrant, no compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.

 Dated: May 13, 1998                          NEMDACO, INC.


                                             by:/s/ Stanley Schulman
                                                    President